 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

March 08, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

We have reviewed your letter dated February 22, 2010, and submit the following responses to the inquiries raised in that letter:

General:

1.

With respect to the journal entry reflecting the secured borrowing, we will debit the accounts receivable and credit the short–term liability.  We will immediately file the 8-K disclosing this event.

2.

We hope we can obtain an appraisal in the next 30-60 days.  We expect that the appraisal will result in considerable value assigned to our intangible assets; therefore the allocation of the purchase price might be materially affected.  We will immediately file Form 8-K disclosing this further non-reliance on previously issued financial statements.

3.

We agree and will do so in our future SEC filings.

4.

We will submit a revised response to the items 10 and 12 in your letter dated January 8, 2010, after we have completed the appraisal for the intangible assets.

Item 15.  Exhibits

Financial Statements

5.

We believe we can provide the combined financial statements for the period January 1 through the date of the acquisition.  We have access to the financial records for 2008, and we will do our best to comply with your request.

Page 1.

We appreciate your efforts in helping us to satisfy compliance with the all applicable disclosure requirements.  We will also appreciate your prompt attention to this response letter in order for us to better plan the filing of our amendments and the changes that need to be included in them.

Should you have any questions or comments, please, do not hesitate to call Majlinda Xhuti, Chief Financial and Accounting Officer, or Thomas W. Itin, Chief Excecutive Officer at 248-844-0300.

In addition, the Company acknowledges that:

*

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ Thomas W. Itin

Chief Excecutive Officer